EXHIBIT (99.9)

2017–18 First Quarter Finances	August 2017

Introduction

The Ontario Quarterly Finances contains updated information about Ontario's 2017–18 fiscal outlook, including updated information about the major components of revenue and expense as set out in the 2017 Budget.

Section A: 2017–18 Fiscal Outlook

The government is continuing to project a balanced budget in 2017–18, unchanged from the 2017 Budget forecast. A balanced budget means that Ontarians will continue to benefit from expanded services and more assistance with everyday costs. These include covering the costs of pharmacare for children and youth under OHIP+, providing electricity cost relief, and helping 100,000 more children access affordable, quality licensed child care.
Stronger-than-expected economic activity in the January to March quarter of 2017 has lifted private-sector forecasts for Ontario real GDP growth in 2017. The Ontario economy is benefiting from a growing economy in the United States, low oil prices and a competitive Canadian dollar. The outlook for 2017 real GDP growth in the rest of Canada has also been revised upward.
New investments being reported in the 2017–18 First Quarter Finances include funding for research and remediation of the English-Wabigoon River system, compensation for flooding of Lac des Mille Lacs First Nation reserve land, support for international famine relief efforts, and investments under the early learning and childcare bilateral agreement with the federal government.
Further details on the Province's fiscal plan will be provided in future fiscal updates.
2017–18 In-Year Fiscal Performance

($ Millions)		2017–18
	Budget Plan	Current Outlook	In-YearChange
Revenue	141,650	141,795	145
Expense
Programs	129,469	129,614	145
Interest on Debt	11,581	11,581	-
Total Expense	141,050	141,195	145
Surplus/(Deficit) Before Reserve	600	600	-
Reserve	600	600	-
Surplus/(Deficit)	0	0	-
Note: Numbers may not add due to rounding.

Total revenue is projected to be $141.8 billion, slightly higher than the 2017 Budget plan, reflecting $145.0 million in new revenue as a result of the bilateral agreement between Ontario and the federal government for early learning and childcare.

The outlook for program expense is $129.6 billion, also slightly higher than the 2017 Budget plan, reflecting a corresponding increase of $145.0 million for investments resulting from the bilateral agreement between Ontario and the federal government for early learning and childcare.
The Province's interest on debt expense forecast, at $11.6 billion, is unchanged from the 2017 Budget forecast.
The 2017–18 outlook also maintains a $600 million reserve to protect the fiscal outlook against unforeseen adverse changes in the Province's revenue and expense, including those resulting from changes in Ontario's economic performance.
Ontario's net debt-to-GDP ratio is expected to be 37.5 per cent in 2017–18, unchanged from the 2017 Budget forecast.

Section B: Details of In-Year Changes

Revenue
The 2017–18 revenue outlook, at $141.8 billion, is $145.0 million higher than the 2017 Budget forecast due to new funding for early learning and childcare as a result of a bilateral agreement between Ontario and the federal government.
At this point in the year, there are a broad range of risks that could materially affect the 2017–18 revenue outlook. Stronger economic growth in 2017 could support stronger revenue growth. Other risks include those related to the processing of 2016 tax returns and updated entitlements under the Harmonized Sales Tax and federal transfer payment programs. The government will continue to monitor economic and revenue developments and will provide further details in future fiscal updates.
Expense
The 2017–18 total expense outlook, at $141.2 billion, is an increase of $145.0 million from the 2017 Budget forecast. Since the 2017 Budget, a number of program expense changes have occurred and have been accommodated within the fiscal plan.
Key changes to program expense projections to be offset from the contingency funds include:
♦
An increase of $2.7 million for research and $85.0 million for remediation of the English-Wabigoon River system from mercury contamination, to be undertaken in partnership with First Nations and stakeholders.

♦	An increase of $14.8 million as part of the Lac des Mille Lacs flooding claim settlement in compensation for flooding of Lac des Mille Lacs First Nation reserve land.
♦	An increase of $2.5 million for famine relief efforts in Yemen, South Sudan, Somalia and Nigeria.
Other key changes to program expense projections include:
♦
An increase of $145.0 million under the early learning and childcare bilateral agreement to increase the accessibility and affordability of high-quality licensed child care and quality early learning opportunities, which is offset by an increase in federal revenue.

♦	A transfer of $3.1 million from the Ministry of Tourism, Culture and Sport to various partner ministries to revitalize communities and celebrate Ontario's 150th anniversary.
♦	A transfer of $8.5 million from the Ministry of Advanced Education and Skills Development to partner ministries for Equitable Access to Postsecondary Education, to support student access and success.
♦
A transfer of $1.0 million from the Ministry of Finance to the Ministry of Tourism, Culture and Sport to improve digital resources and services in rural, remote and First Nation public libraries, which was one of the top three ideas selected for Budget Talks during consultations for the 2017 Budget.

♦
A transfer of $0.5 million, as part of Ontario's Action Plan for Reconciliation, from the Ministry of Indigenous Relations and Reconciliation to Cabinet Office to further support the development of an Indigenous-focused anti-racism strategy.

♦	A transfer of $0.3 million from the Ministry of Citizenship and Immigration to Cabinet Office to support disaster relief efforts in Italy in response to a series of earthquakes last year.
Interest on debt expense at $11.6 billion is unchanged from the 2017 Budget forecast.
Fiscal Prudence
The 2017 Budget included a $600 million reserve in 2017–18 to protect the fiscal outlook against adverse changes in the Province's revenue and expense. The current fiscal outlook maintains the $600 million reserve.
The current outlook also maintains contingency funds to help mitigate expense risks — particularly in cases where health and safety may be compromised or services to the most vulnerable are jeopardized — that may otherwise adversely affect Ontario's fiscal performance.

Section C: Ontario's Economic Outlook

As of July 18, 2017, private-sector forecasters, on average, project Ontario's real GDP to increase by 2.7 per cent in 2017, up from the 2.4 per cent advance at the time of the 2017 Budget. The outlook for growth in 2018 is unchanged at 2.2 per cent.

Ontario Real GDP Growth

Per Cent Change
4.0
3.0
2.0
1.0
0.0
2017
2018
2.3
2.4
2.7
2.1
2.2
2.2
Budget 2017
Mar 2017
Jul 2017
Budget 2017
Mar 2017
Jul 2017
Ministry of Finance
Private-Sector Average

Sources: Ontario Ministry of Finance and Ontario Ministry of Finance Survey of Forecasts (March and July).

In July, the International Monetary Fund's World Economic Outlook Update projected growth for the world economy of 3.5 per cent in 2017, slightly stronger than the forecast at the time of the 2017 Budget. The improved outlook reflects slightly stronger forecasts for both advanced and emerging market economies. However, the average forecast for 2017 real GDP growth in the United States, Ontario's largest trading partner, has moved slightly lower, to 2.2 per cent.

Section D: Economic Performance

Ontario's economy continues to grow strongly. Real GDP advanced by 1.0 per cent in the first quarter of 2017 (January–March), with solid growth in business investment and consumer spending. Ontario's GDP growth outpaced Canada's and all other G7 countries in the first quarter. Over the 2014–16 period, Ontario's real GDP growth outpaced that of all G7 countries.
The strength of Ontario's economy has supported steady employment gains. Over the first half of 2017, employment increased by 91,000 net new jobs compared to the same period last year. This follows 76,400 net new jobs in 2016. The unemployment rate has also shown a marked improvement. As of June 2017, the unemployment rate was 6.4 per cent, below the national average for the 27th consecutive month.
Most key economic indicators, including manufacturing sales, retail sales and wholesale trade, have posted solid gains so far in 2017. After a very strong start to the year, housing market activity has moderated in recent months.

Ontario Key Economic Indicators
(Seasonally adjusted per cent change from previous period, unless indicated otherwise)
	Monthly 2017			Quarterly		Annual	Year-to-date
	Apr	May	June	2017Q1	2017Q2	2016	2017
Gross Domestic Product
Real GDP	N/A	N/A	N/A	1.0	N/A	2.7	N/A
Nominal GDP	N/A	N/A	N/A	2.0	N/A	4.6	N/A
Labour Market
Labour Force (Change in 000s)	(46.8)	72.1	(12.7)	39.1	(5.1)	63.4	66.3
Employment (Change in 000s)	(1.6)	19.9	(6.1)	36.4	3.7	76.4	91.0
Unemployment Rate (%)	5.8	6.5	6.4	6.3	6.2	6.5	6.4
Other Key Economic Indicators
Retail Sales	1.1	0.2	N/A	2.0	N/A	7.1	7.1
Housing Starts	(17.1)	(27.1)	44.4	17.4	(20.7)	6.8	3.0
MLS Home Resales	(5.8)	(15.0)	(11.7)	5.2	(15.6)	9.5	(1.0)
Manufacturing Sales	(0.7)	2.6	N/A	1.8	N/A	4.0	3.2
Wholesale Trade	1.1	0.1	N/A	4.6	N/A	6.4	9.3
Consumer Price Index[1]	1.9	1.4	1.3	2.2	1.5	1.8	1.8

[1] Per cent change from a year earlier, data not seasonally adjusted.
N/A = Data not available.
Sources: Statistics Canada, Ontario Ministry of Finance, Canada Mortgage and Housing Corporation, and Canadian Real Estate Association.

Section E: Details of Ontario's Finances

Revenue

($ Millions)	2017–18
	Budget Plan	Current Outlook	In-Year Change
Taxation Revenue
Personal Income Tax	35,032	35,032	-
Sales Tax[1]	26,011	26,011	-
Corporations Tax	13,817	13,817	-
Education Property Tax[2]	6,002	6,002	-
Employer Health Tax	6,117	6,117	-
Ontario Health Premium	3,789	3,789	-
Gasoline Tax	2,663	2,663	-
Land Transfer Tax	3,139	3,139	-
Tobacco Tax	1,291	1,291	-
Fuel Tax	746	746	-
Beer and Wine Tax	619	619	-
Electricity Payments in Lieu of Taxes	405	405	-
Other Taxes	466	466	-
	100,097	100,097	-
Government of Canada
Canada Health Transfer	14,340	14,340	-
Canada Social Transfer	5,307	5,307	-
Equalization	1,424	1,424	-
Infrastructure Programs	2,328	2,328	-
Labour Market Programs	977	977	-
Social Housing	412	412	-
Other Federal Payments	893	1,038	145
	25,681	25,826	145
Government Business Enterprises
Ontario Lottery and Gaming Corporation	2,134	2,134	-
Liquor Control Board of Ontario	2,137	2,137	-
Ontario Power Generation Inc./Hydro One Ltd.	617	617	-
	4,888	4,888	-
Other Non-Tax Revenue
Reimbursements	984	984	-
Vehicle and Driver Registration Fees	1,934	1,934	-
Electricity Debt Retirement Charge	623	623	-
Power Supply Contract Recoveries	292	292	-
Sales and Rentals	3,006	3,006	-
Carbon Allowance Proceeds	1,778	1,778	-
Other Fees and Licences	984	984	-
Net Reduction of Power Purchase Contract Liability	74	74	-
Royalties	265	265	-
Miscellaneous Other Non-Tax Revenue	1,044	1,044	-
	10,984	10,984	-
Total Revenue	141,650	141,795	145
[1] Sales Tax revenue is net of the Ontario Sales Tax Credit and the energy component of the Ontario Energy and Property Tax Credit.
[2] Education Property Tax revenue is net of the Ontario Senior Homeowners' Property Tax Grant and the property tax component of the Ontario Energy and Property Tax Credit.
Note: Numbers may not add due to rounding.

Total Expense

($ Millions)	2017–18
Ministry Expense	Budget Plan	Current Outlook	In-Year Change
Accessibility Directorate of Ontario Total	20.1	20.2	0.1
Advanced Education and Skills Development Total	8,410.3	8,401.7	(8.5)
Agriculture, Food and Rural Affairs (Base)	949.1	949.1	-
Time-Limited Assistance	-	-	-
Time-Limited Investments in Infrastructure	77.4	77.4	-
Agriculture, Food and Rural Affairs Total	1,026.5	1,026.5	-
Attorney General Total	1,937.5	1,937.5	-
Board of Internal Economy Total	225.8	225.8	-
Children and Youth Services Total	4,443.8	4,444.4	0.6
Citizenship and Immigration Total	112.5	112.3	(0.2)
Community and Social Services (Base)	12,409.6	12,409.6	-
Time-Limited Investments in Affordable and Supportive Housing	9.3	9.3	-
Community and Social Services Total	12,418.9	12,418.9	-
Community Safety and Correctional Services (Base)	2,776.8	2,776.8	-
Time-Limited Support for 2015 Pan/Parapan American Games Security	-	-	-
Community Safety and Correctional Services Total	2,776.8	2,776.8	-
Economic Development and Growth/Research, Innovation and Science (Base)	971.0	971.0	-
Green Investment Fund Initiatives	-	-	-
Economic Development and Growth/Research, Innovation and Science Total	971.0	971.0	-
Education (Base)	26,518.1	26,672.4	154.2
Teacher's Pension Plan	(531.0)	(531.0)	-
Education Total	25,987.1	26,141.4	154.2
Energy (Base)	511.9	511.9	-
Electricity Cost Relief Programs	1,438.0	1,438.0	-
Green Investment Fund Initiatives	-	-	-
Ontario Clean Energy Benefit	-	-	-
Strategic Asset Management and Transformation Related to Hydro One	100.0	100.0	-
Energy Total	2,049.9	2,049.9	-
Environment and Climate Change (Base)	1,023.3	1,111.0	87.7
Green Investment Fund Initiatives	-	-	-
Environment and Climate Change Total	1,023.3	1,111.0	87.7
Executive Offices (Base)	56.1	56.6	0.5
Time-Limited Assistance	-	2.8	2.8
Executive Offices Total	56.1	59.4	3.3
Finance (Base)	932.9	931.9	(1.0)
Ontario Municipal Partnership Fund	505.0	505.0	-
Power Supply Contract Costs	292.0	292.0	-
Finance Total	1,729.9	1,728.9	(1.0)

continued…

Total Expense (continued)
($ Millions)	2017–18
Ministry Expense	Budget Plan	Current Outlook	In-Year Change
Office of Francophone Affairs Total	5.3	5.6	0.3
Government and Consumer Services Total	593.3	593.3	-
Health and Long-term Care (Base)	53,762.8	53,762.8	-
Time-Limited Investments in Affordable and Supportive Housing	-	-	-
Health and Long-term Care Total	53,762.8	53,762.8	-
Indigenous Relations and Reconciliation (Base)	85.8	85.7	(0.1)
Green Investment Fund Initiatives	-	-	-
One-Time Investments Including Settlements	5.0	19.8	14.8
Indigenous Relations and Reconciliation Total	90.8	105.5	14.7
Infrastructure (Base)	173.0	173.0	-
Federal-Provincial Infrastructure Programs	689.4	689.4	-
Infrastructure Total	862.4	862.4	-
International Trade Total	61.6	62.2	0.6
Labour Total	311.8	311.8	-
Municipal Affairs/Housing (Base)	955.0	955.0	-
Green Investment Fund Initiatives	-	-	-
Time-Limited Investments	10.0	10.0	-
Time-Limited Investments in Municipal, Social and Affordable Housing	297.0	297.0	-
Municipal Affairs/Housing Total	1,262.0	1,262.0	-
Natural Resources and Forestry (Base)	754.6	754.6	-
Emergency Forest Firefighting	69.8	69.8	-
Natural Resources and Forestry Total	824.4	824.4	-
Northern Development and Mines Total	767.1	767.2	0.0
Senior Affairs Total	35.3	35.6	0.3
Status of Women Total	25.8	25.8	-
Tourism, Culture and Sport (Base)	1,390.5	1,388.4	(2.1)
Time-Limited Investments to Support 2015 Pan/Parapan American Games	-	-	-
Tourism, Culture and Sport Total	1,390.5	1,388.4	(2.1)
Transportation (Base)	4,213.7	4,213.7	-
Green Investment Fund Initiatives	-	-	-
Time-Limited Investments in Infrastructure	1,112.6	1,112.6	-
Transportation Total	5,326.2	5,326.2	-
Treasury Board Secretariat (Base)	336.8	336.8	-
Employee and Pensioner Benefits	1,208.0	1,208.0	-
Operating Contingency Fund	515.0	410.0	(105.0)
Capital Contingency Fund	100.0	100.0	-
Treasury Board Secretariat Total	2,159.8	2,054.8	(105.0)
Interest on Debt[1]	11,581.3	11,581.3	-
Year-End Savings[2]	(1,200.0)	(1,200.0)	-
Total Expense	141,050.0	141,195.0	145.0
[1] Interest on debt is net of interest capitalized during construction of tangible capital assets of $292 million in 2017–18.
2  As in past years, the Year-End Savings provision reflects efficiencies through in-year expenditure management and underspending due to factors such as program management, and changes in project startups and implementation plans.
Note: Numbers may not add due to rounding.

2017–18 Infrastructure Expenditures
($ Millions)	2017–18 Current Outlook
Sector	Investment in Capital Assets[1]	Transfers and Other Infrastructure Expenditures[2]	Total Infrastructure Expenditures[3]
Transportation
Transit	5,440	1,736	7,176
Provincial Highways	2,900	120	3,020
Other Transportation, Property and Planning	172	180	352
Health
Hospitals	2,588	295	2,883
Other Health	81	261	342
Education	2,636	53	2,689
Postsecondary
Colleges and Other	976	13	989
Universities	–	399	399
Social	20	454	474
Justice	107	227	334
Other Sectors[4]	646	973	1,620
Total	15,566	4,711	20,277
[1] Includes $292 million in interest capitalized during construction.
[2] Includes transfers to municipalities, universities and non-consolidated agencies.
[3] Includes third-party investments in hospitals, colleges and schools, and federal contributions to provincial infrastructure investments.
[4] Includes government administration, natural resources, culture and tourism sectors.
Note: Numbers may not add due to rounding.

Review of Selected Financial and Economic Statistics
($ Millions)	2013–14	2014–15	2015–16	Interim 2016–17	Current Outlook 2017–18
Revenue	115,911	118,546	128,377	133,228	141,795
Expense
Programs[1]	115,792	118,225	120,925	123,502	129,614
Interest on Debt[2]	10,572	10,635	10,967	11,250	11,581
Total Expense	126,364	128,861	131,891	134,752	141,195
Surplus/(Deficit) Before Reserve	(10,453)	(10,314)	(3,514)	(1,524)	600
Reserve	–	–	–	–	600
Surplus/(Deficit)	(10,453)	(10,314)	(3,514)	(1,524)	–
Net Debt	267,190	284,576	294,564	301,916	311,921
Accumulated Deficit	176,634	187,511	192,028	193,544	193,544
Gross Domestic Product (GDP) at Market Prices	695,349	727,962	763,276	798,484	832,888
Primary Household Income	472,921	490,023	511,781	531,116	551,691
Population – July (000s)	13,556	13,685	13,797	13,983	14,230
Net Debt per Capita (dollars)	19,710	20,795	21,350	21,592	21,921
Household Income per Capita (dollars)	34,886	35,807	37,094	37,983	38,771
Interest on Debt as a Per Cent of Revenue	9.1%	9.0%	8.5%	8.4%	8.2%
Net Debt as a Per Cent of GDP	38.4%	39.1%	38.6%	37.8%	37.5%
Accumulated Deficit as a Per Cent of GDP	25.4%	25.8%	25.2%	24.2%	23.2%
[1] All years presented reflect recognizing jointly sponsored net pension assets for the Ontario Public Service Employees' Union Pension Plan (OPSEUPP) and Ontario Teachers' Pension Plan (OTPP) on the Province's financial statements.
[2] Interest on debt is net of interest capitalized during construction of tangible capital assets of $134 million in 2013–14, $202 million in 2014–15, $165 million in 2015–16, $121 million in 2016–17, and $292 million in 2017–18.
Note: Numbers may not add due to rounding.
Sources: Ontario Ministry of Finance and Statistics Canada.

Section F: Ontario's 2017–18 Borrowing Program

Borrowing Program
($ Billions)	2017–18
	Budget Plan	Current Outlook	In-Year Change
Deficit/(Surplus)	0	0	–
Investment in Capital Assets	13.1	13.1	–
Non-Cash Adjustments	(6.7)	(6.7)	–
Loans to Infrastructure Ontario	0.4	0.4	–
Other Net Loans/Investments	(0.8)	(0.8)	–
Debt Maturities	17.5	17.5	–
Debt Redemptions	0.1	0.1	–
Total Funding Requirement	23.7	23.7	–
Canada Pension Plan Borrowing	–	–	–
Decrease/(Increase) in Short-Term Borrowing	–	–	–
Increase/(Decrease) in Cash and Cash Equivalents	6.0	6.0	–
Preborrowing from 2016–17	(3.2)	(3.2)	–
Total Long-Term Public Borrowing Requirement	26.4	26.4	–

Borrowing Program Status (as at June 30, 2017)
($ Billions)	Completed	Remaining	Total
Province	12.9	11.9	24.8
Ontario Electricity Financial Corporation	0.1	1.5	1.6
Total	13.0	13.4	26.4
Note: Numbers may not add due to rounding.
Long-Term Public Borrowing completed as at June 30, 2017 totalled $13.0 billion, as follows:
($ Billions)
Domestic Issues	6.7
Global/ US Dollar/ Other Issues	6.3
13.0

As of June 30, 2017, approximately 51 per cent of this year's borrowing was completed in Canadian dollars.

Ministry of Finance                                       www.fin.gov.on.ca
For general inquiries regarding the 2017–18 First Quarter Finances, please call:
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